SECOND QUARTER REPORT
JUNE 29, 2003

Dear Shareholders: -

I am pleased to present our results for the second quarter of 2003. The following is a summary of the financial highlights for the quarter:

Highlights

  Our revenues were up 4% over the level reported in the same quarter last year. The increase resulted from the addition of chassis component sales and sales from Weslin, our joint venture operation in Hungary.

  Net earnings for the quarter were $10.6 million versus $12.1 million in 2002. The costs associated with the continued ramp-up of our operations in Georgia and Hungary represented a negative impact on 2003 net earnings of $5.9 million, an improvement over the $6.6 million loss generated by these operations in the first quarter of 2003. On a comparable basis, net earnings in the second quarter of 2002 were $20.7 million prior to a reduction of $8.6 million, representing the cumulative impact of amending the Company's stock option program to include the addition of tandem stock appreciation rights.

  North American light vehicle production levels declined by almost 9% in the second quarter compared with the same quarter in 2002. Production levels by the Big 3 declined by 11% over the same period, as the automakers worked to reduce inventory levels.

  North American light vehicle sales levels for the Big 3 during the second quarter fell by only 2.4%, compared with the same period last year, as the automakers continued to offer extensive incentive programs on new vehicle transactions.

  Earnings per share on a diluted basis for the second quarter were $0.82, compared with $0.93 reported over the same period in 2002.

Looking to the future, I am encouraged about several initiatives underway:

  Our core operations continue to perform well.

  Significant improvements in scrap rate reduction and manufacturing uptime have begun to be realized in our start-up operation in Hungary.

  Operational performance at our new Georgia facility is improving, however, our financial performance will be impacted by significant maintenance expenditures planned during the third quarter.

  Also, customer reaction to our hot end solutions strategy has been very promising.

Although our second quarter performance was strong, I believe the third quarter will be much more difficult due to seasonally weak sales and the short-term losses from the ramp-up of our new facilities. In the medium term, I am confident that all of our new initiatives will deliver significant value to our shareholders.

Raymond T. Finnie
President and Chief Executive Officer

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this report to shareholders and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

Management's Discussion and Analysis For the Three Months Ended June 29, 2003

This discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with: The Interim Consolidated Financial Statements and notes thereto for the three-month period ended June 29, 2003; the "Management's Discussion and Analysis" included in the Annual Report of Wescast for the year ended December 29, 2002; and with the Consolidated Financial Statements and notes thereto for the year ended December 29, 2002.

Results from Operations

Total sales for the quarter of $116.9 million were up 4% over the previous year's level of $112.1 million; of the increase $9.8 million came from the manufacture and sale of chassis components from our facility in Georgia. The Company had no sales of chassis components in the first and second quarters of 2002. In addition, the Company reported $5.1 million as its proportionate share of sales from Weslin. Sales of powertrain products in North America, comprised of cast and machined iron manifolds, decreased by 9% for the quarter from $107.5 million in 2002 to $97.7 million in 2003, as unit volume declined by 15% from 4.2 million units in 2002 to 3.6 million units in 2003. These volume decreases resulted from several factors; the overall decline in North American production levels, the impact of the partial transfer of production requirements for the Ford 4.0L program to Weslin, and declines in specific programs with DaimlerChrysler. These decreases were partially offset by favourable product mix and increased machining penetration. Machining penetration increased from 61% in the second quarter of 2002 to 76% in the same quarter this year. Revenue from prototype and tooling sales for the quarter of $4.3 million was consistent with the $4.6 million reported in the second quarter of 2002. Year-to-date sales of $242.0 million were 12% higher than the $217.0 million reported in 2002. The increase was due mainly to sales at our Georgia and Weslin facilities, and somewhat offset by lower North American powertrain sales. On a year-to-date basis prototype and tooling sales were $14.0 million or 75% higher than 2002. The change in prototype and tooling sales is a function of customer program timing, making year-over-year comparisons difficult.

Gross profit, before depreciation, for the quarter was $37.9 million; a decline of 18% over the $46.3 million reported in the same quarter of 2002. On a year-to-date basis our gross profit, before depreciation, was $73.0 million as compared to $88.9 million in 2002. The majority of the decline for the quarter and on a year-to-date basis is a result of the impact on earnings to support the ramp-up of operations in Georgia and Hungary. Similarly, gross profit, after depreciation, was lower than 2002 for the quarter and on a year-to-date basis. The decline was attributable to the reason described above as well as increased depreciation related to new machine lines and the amortization of deferred pre-production costs related to our Weslin facility. The profitability of the Company's North American powertrain group remained strong in spite of lower volumes. These operations generated $34.1 million in the second quarter or 35% of sales, this compares with the $39.4 million or 36.7% generated over the same period last year on significantly higher volumes. The negative pressure on our margins from higher depreciation costs, rising raw material prices and increased operating costs were partially offset by strong operating performance and the impact of cost reduction activities in our manufacturing facilities. In addition, there was a positive impact of $1.1 million, representing government investment tax credits applied to offset expenditures on research and development activities conducted in our facilities in prior periods.

Our operation in Hungary showed improvement in the quarter, generating a loss for the quarter of $1.4 million at the gross profit level, 17% less than generated in the first quarter of this year. In 2002, the bulk of the operating results for this operation were deferred as pre-production costs. The reported loss for the quarter included approximately $0.5 million in amortization associated with the deferred pre-production costs. The chassis component operation in Georgia generated a loss of $4.9 million, at the gross profit level, compared with a loss of $5.4 million in the first quarter of this year. These operations are both in ramp-up mode and are striving to achieve the operating metrics necessary to reach breakeven. Included in the Future Outlook section is an outline of some of the action plans underway to improve the performance of the Hungarian and Georgia operations. The overall negative impact for the quarter on pre-tax earnings from these operations, including selling, administrative and interest costs, was $7.7 million, with $2.3 million coming from Hungary and the remaining $5.4 million from Georgia. These operations are both being supported with leadership, technical and administrative resources from the Company's core operations in a concerted and focused effort to improve performance. Currently, these operations are expected to begin generating operating profit by the end of 2004.

The Company's selling, general and administration expenses totaled $9.0 million, in line with the $8.7 million incurred over the same period in 2002. On a year-to-date basis selling, general and administration expenses were $17.9 million versus $16.2 million reported in 2002. The Company's fixed cost base has increased over 2002 levels in support of the Company's growth and diversification initiatives, specifically the addition of the sales force to support our chassis group and the costs associated with our corporate office and technical development centre. The minor increase this quarter over 2002 levels, given the increase in the fixed cost base, reflects the results of our cost reduction efforts aimed at the variable costs within these administrative departments. The Company's research, development and design expenses of $1.9 million this quarter were unchanged from the same quarter last year. On a year-to date basis these expenses have increased by 11% compared to 2002. This increase reflects a continued commitment to research and development activities aimed at the development of high temperature materials, the advancement of our "hot end solutions" strategy and the activities of our "new products team".

Other income and expenses for the second quarter of 2003 represented an expense of $1.7 million, compared with an expense of $0.6 million for the second quarter of 2002. The increase was primarily a result of the reduction in interest income on cash and short-term investments, and additional interest expense, resulting from the debt assumed on the acquisition of the facility in Georgia. The effective tax rate reflected for the quarter was 33.1%, compared with a rate of 24.9% in 2002. While the Company's tax rate applicable to income generated in Canada has declined from prior years as a result of lower statutory tax rates, the losses generated by our Hungarian joint venture do not provide any tax shield due to the lower tax rates and tax holiday in Hungary applicable to those amounts.

Financial Condition, Liquidity and Financial Resources

At June 29, 2003 the Company had $7.2 million in bank indebtedness compared with $21.9 million in cash, short-term investments and long-term bond investments at the end of 2002. Cash flows generated by earnings from operations were offset by an increased investment in working capital. As a result capital expenditures of $25.0 million and long-term debt repayments of $4.3 million were funded with cash reserves. The Company expects to rebuild cash reserves over the balance of the year and is well positioned to support future growth initiatives.

Non-cash working capital increased by $39.2 million compared to the end of 2002. Receivables were $6.8 million higher. The increase was attributable to higher production and prototype and tooling sales during the quarter. Inventories were $4.0 million higher than 2002. The change reflects additional investments in raw materials and supplies inventory at our Georgia facility as that facility continues to ramp up. Payables and accruals declined by $28.7 million in the period. The decrease was mainly attributable to the payment during the first and second quarters of balances related to significant capital expenditures of the fourth quarter of 2002. Long-term debt was $8.6 million lower than the prior year end. This decrease was in part due to capital lease obligation payments made and a scheduled revenue bond payment made during the second quarter. Also contributing to the decline was the strengthening Canadian dollar, resulting in lower long-term debt balances translated and reported for our foreign subsidiaries. The Company generated $5.3 million in cash from operations during the second quarter, compared with $22.4 million cash generated from operations during the second quarter of 2002. On a year-to-date basis cash flow from operations was $0.9 million compared to $42.5 million in 2002. The decrease was primarily attributable to start-up phase losses from our operations ramping up in Hungary and Georgia and the increase in working capital of almost $16.0 million during the quarter due to the settlement of accounts payable balances related to the purchase of new machine lines in 2002.

Capital expenditures for the second quarter were $10.8 million, which were $17.2 million lower than the $28.0 million incurred over the same quarter last year. The capital expenditure level in 2002 included the construction costs associated with the Company's technical development centre and corporate office complex, the purchase of a new aircraft, and the expansion of machining capacity. Capital expenditures are being closely monitored. Project approvals are focused at specific capacity requirements, projects generating a rapid payback or those projects required for safety or environmental initiatives. Repayments of long-term debt during the quarter totaled $4.3 million compared to $0.7 million in 2002. The majority of the increase was due to a scheduled payment on our revenue bonds. Dividends paid during the quarter were $0.12 per common share, consistent with the second quarter 2002. The Company has drawn on its operating facilities to meet its short-term cash requirements and expects to have cash surpluses on hand by the end of 2003.

Future Outlook

There remains a level of uncertainty surrounding the short-term economic outlook for the automotive industry. The production levels in the second quarter fell far more significantly over the period than did sales volumes as the automakers worked to reduce vehicle inventory levels that had risen considerably during the first quarter. North American light vehicle production estimates for 2003 are still projected in the range of 15.8 million to 16.0 million vehicles, a slight reduction from 2002 levels. In recent months industry analysts have expressed concern regarding the heavy incentives being offered to consumers by the automakers on the purchase or lease of new vehicles. Specifically, whether these incentives are losing their effectiveness, as consumers no longer view these incentives as unusual or as short-term opportunities. The manner in which the labour negotiations between the Big 3 and the UAW proceed this fall may also impact vehicle sales and production levels. These issues create some concern over whether the upper range of these productions targets will be achieved.

The Company's immediate areas of operational focus remain unchanged -

  The focus of the core powertrain operations in North America is targeted on cost reduction initiatives based upon continuous improvement and achieving operational excellence. In addition, we look to further advance our machining penetration, increasing the percentage of manifolds supplied that are both cast and machined. The goal is to improve the efficiency level of these operations enabling margins to be maintained in the face of inflationary cost increases. We will continue to work with the existing customer base to meet their cost reduction targets and to demonstrate that we remain competitive when compared with offshore competitors located in low cost countries. In addition, we will continue to pursue opportunities with the new domestic customers to supply their requirements in North America.

  We continue to focus on improving the production process in the Georgia facility; however our primary focus has been to ensure we meet the production, launch and quality requirements of our customers. Building confidence with our customer base will help ensure the long-term success of the facility. The facility is showing improved operational performance, these improvements will drive improved financial performance. The operation continues to receive support from the Company's core operations targeted at accelerating the improvement of operating performance, assisting in the product launch of new programs and installing the business systems to support the business in the future. This support, combined with various capital expenditure initiatives currently underway aimed at improving product throughput and production efficiency, will lead to a gradual improvement in the operational and financial performance of this operation. A 90-day improvement program developed at the end of the last quarter has been implemented and is beginning to yield improved operating performance. Specifically, customer confidence has increased as a result of quality improvement and reliable delivery performance; throughput in cast processing has increased; critical business systems have been installed related to scrap, inventory and new product launch procedures; and training aimed at increasing key competencies in the workforce has been implemented.

  The operation in Hungary is in a similar situation. Customer acceptance has been strong. However, as highlighted in previous press releases, product launches scheduled for 2002 that were delayed for reasons beyond the control of the operation have slowed the development of the facility, and resulted in a high number of program launches to be concentrated in 2003. The operation remains focused on the execution of a detailed 100-day improvement plan that was developed last quarter. Where required the operation is being supported with technical resources from the Company's core operations in North America. The production requirement of the 4.0L program for Ford continues to be supported by the foundries in Canada to allow the appropriate level of operational focus to be targeted on upcoming product launches. We believe enabling the operation to focus its resources on achieving successful new product launches is the most effective method of helping improve its operational and financial performance.

The uncertainty surrounding the current market at this time has not impacted our longer-term strategic focus; it remains substantially unchanged:

  We will strive to remain cost competitive in our core operations by maintaining our focus on continuous improvement, as outlined above.

  We will improve the operating performance of the facilities in Hungary and Georgia to position them for future growth and profitability, as outlined above.

  We will maintain our commitment to fund research and development activities, as we work to develop our "hot end solutions" strategy, continue development on high temperature alloys and explore new product opportunities that can efficiently utilize existing capacity.

  We will evaluate both the threat and opportunities that may exist in the emerging markets in Asia.

We believe maintaining this focus is our best means of ensuring the long-term success of the Company.

Wescast Industries Inc.
Q2 2003 Supplementary Data

in millions of dollars, except where otherwise noted	Q2 2003	Q2 2002	% change	YTD 03	YTD 02	% change
Sales
Powertrain North America	97.7	107.5		197.1	209.0
Powertrain Europe	5.1	0.0		10.1	0.0
Chassis North America	9.8	0.0		20.8	0.0
Prototypes & Tooling	4.3	4.6		14.0	8.0
Total	116.9	112.1	4%	242.0	217.0	12%
Gross Margin (Before Depreciation)
Powertrain North America	40.7	45.2		79.0	86.7
% of Sales	41.7%	42.0%		40.1%	41.5%
Powertrain Europe	-0.3	0.0		-0.8	0.0
% of Sales	-6.2%	N/A		-8.4%	N/A
Chassis North America	-3.6	0.0		-7.3	0.0
% of Sales	-36.4%	N/A		-35.3%	N/A
Prototypes & Tooling	1.1	1.1		2.1	2.2
% of Sales	25.5%	23.6%		15.1%	27.0%
Total	37.9	46.3	-18%	73.0	88.9	-18%
% of Sales	32.4%	41.3%		30.2%	40.9%
Gross Profit (After Depreciation)
Powertrain North America	34.1	39.4		66.9	75.1
% of Sales	35.0%	36.7%		33.9%	35.9%
Powertrain Europe	-1.4	-0.3		-3.1	-0.6
% of Sales	-28.0%	N/A		-30.6%	N/A
Chassis North America	-4.9	0.0		-10.2	0.0
% of Sales	-49.8%	N/A		-49.3%	N/A
Prototypes & Tooling	1.1	1.1		2.1	2.2
% of Sales	25.5%	23.6%		15.1%	27.0%
Total	28.9	40.2	-28%	55.7	76.7	-27%
% of Sales	24.7%	35.8%		23.0%	35.3%
Additional Information
Depreciation and Amortization
Included in Cost of Sales	9.0	6.1		17.3	12.2
Included in S,G & A	1.6	0.7		3.3	1.3
Capital Expenditures	10.8	28.0		25.0	38.6
R&D and Design	1.9	1.9		4.1	3.7
% of Sales	1.6%	1.7%		1.7%	1.7%
SG & A	9.0	8.7		17.9	16.2
% of Sales	7.7%	7.8%		7.4%	7.5%
Tax Rate	33.1%	24.9%		34.5%	30.6%
Internal Machining Penetration - N.A. Manifolds	76.1%	60.9%		76.0%	60.4%

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002

Sales	$116,851	$112,140	$242,010	$217,040
Cost of sales	87,941	71,941	186,351	140,364

Gross profit	28,910	40,199	55,659	76,676
Selling, general and administration	8,999	8,736	17,911	16,238
Stock-based compensation	471	12,789	(661)	12,789
Research, development and design	1,870	1,938	4,129	3,733

	17,570	16,736	34,280	43,916

Other (income) expense
Interest expense	433	67	748	124
Investment income	(41)	(463)	(102)	(1,233)
Other (income) and expenses (Note 7)	1,326	968	1,143	908

Earnings before income taxes	15,852	16,164	32,491	44,117
Income taxes	5,253	4,021	11,197	13,481

Net earnings	$10,599	$12,143	$21,294	$30,636

Net earnings per share (Note 8)
- basic	$0.82	$0.93	$1.63	$2.35
- diluted	$0.82	$0.93	$1.58	$2.35

Retained earnings, beginning of period	$335,810	$289,848	$326,686	$272,922

Net earnings	10,599	12,143	21,294	30,636
Dividends paid	(1,571)	(1,569)	(3,142)	(3,136)
Retained earnings, end of period	$344,838	$300,422	$344,838	$300,422

Wescast Industries Inc. Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	June 29,	December 29,
	2003	2002
Current assets
Cash and cash equivalents	$0	$9,984
Short-term investments	0	11,909
Receivables	79,880	73,095
Income taxes receivable	2,484	5,578
Inventories	42,395	38,412
Prepaids	2,631	2,526
Current assets - discontinued operations	222	265

	127,612	141,769

Property and equipment (Note 4)	377,112	382,718
Goodwill	41,485	41,485
Other (Note 5)	12,421	15,708
Long-term assets - discontinued operations	5,443	5,237

	$564,073	$586,917

Current liabilities
Bank indebtedness	$7,235	$0
Payables and accruals	47,130	75,873
Current portion of long-term debt	4,105	6,190
Current portion of stock appreciation rights	2,469	3,213
	60,939	85,276

Long-term debt	38,016	46,576
Long-term stock appreciation rights	58	105
Future income taxes	6,415	9,164
Employee benefits	10,734	9,533
	116,162	150,654

Shareholders' equity
Capital stock (Note 6)	109,846	109,596
Retained earnings	344,838	326,686
Share purchase loans	(1,346)	0
Cumulative translation adjustment	(5,427)	(19)
	447,911	436,263

	$564,073	$586,917

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002

Cash derived from (applied to)
Operating
Earnings from continuing operations	$10,599	$12,143	$21,294	$30,636
Add (deduct) items not requiring cash:
Depreciation and amortization	10,598	6,787	20,608	13,491
Amortization of bond costs	70	262	127	439
Future income taxes	(1,263)	(3,565)	(2,812)	(2,919)
Gain on disposal of investments	0	0	(13)	(180)
Loss (gain) on disposal of equipment	(136)	6	(136)	47
Stock-based compensation expense	341	11,705	(791)	11,705
Employee benefits	796	613	1,561	1,226

	21,005	27,951	39,838	54,445
Change in non-cash operating working capital	(15,575)	(5,259)	(38,723)	(11,047)
(Note 9)
	5,430	22,692	1,115	43,398
Discontinued operations	(140)	(332)	(249)	(922)
	5,290	22,360	866	42,476

Financing
Issue of long-term debt	455	543	1,078	707
Repayment of long-term debt	(4,305)	(681)	(4,305)	(1,806)
Payment of obligations under capital leases	(233)	(203)	(666)	(393)
Employee benefits paid	(158)	(289)	(360)	(471)
Issuance of share capital under Employee Share
Purchase Plan	119	161	250	309
Employee share loan repayments	101	37	263	80
Issuance of share capital under Stock Option Plan	0	639	0	2,121
Dividends paid	(1,571)	(1,569)	(3,142)	(3,136)

	(5,592)	(1,362)	(6,882)	(2,589)

Investing
Purchase of property, equipment and other assets	(10,788)	(27,978)	(24,967)	(38,565)
Purchase of investments	0	0	0	(48,236)
Deferred pre-production costs	0	(1,043)	0	(2,444)
Redemption of investments	0	0	11,905	25,602
Proceeds on disposal of equipment	1,576	65	1,859	105
Discontinued operations	0	8	0	(353)

	(9,212)	(28,948)	(11,203)	(63,891)

Net decrease in cash and cash equivalents	(9,514)	(7,950)	(17,219)	(24,004)
Cash and cash equivalents, net of bank indebtedness
Beginning of period	2,279	42,525	9,984	58,579
End of period	$ (7,235)	$34,575	$ (7,235)	$34,575

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 29, 2002.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements for the year ended December 29, 2002 except for:

The Company changed its accounting treatment with respect to director and employee share purchase plan loans to that issued by the Canadian Institute of Chartered Accountants in December 2002. The main effect of the change to the Company's financial statements is that in 2003 the share purchase loans are reported as a deduction from shareholders' equity as compared to other assets as reported in prior years. The comparative figures of 2002 have not been restated.

Note 3. Interest in jointly controlled entities

The following is the company's proportionate share of the major components of its jointly controlled entities (before eliminations):

	June 29,	December 29,
	2003	2002
Balance Sheet
Current assets	$11,068	$13,599
Long-term assets	57,713	58,437
Current liabilities	8,333	9,061
Long-term liabilities	2,645	3,074
Equity	57,803	59,901

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002
Statement of earnings
Sales	8,328	4,947	18,950	8,865
Cost of sales and expenses	10,211	5,292	22,888	9,521
Net loss	(1,883)	(345)	(3,938)	(656)

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002
Statement of cash flows
Cash derived from (applied to)
Cash flows from operating activities	1,623	(563)	1,049	(566)
Cash flows from financing activities	(1,688)	2,064	(790)	5,251
Cash flows from investing activities	$ (831)	$ (1,721)	$ (2,391)	$ (4,650)

Note 4. Property and Equipment

	June 29,	December 29,
	2003	2002
Cost
Land	$5,157	$5,529
Buildings and improvements	159,830	144,193
Machinery, equipment and vehicles	384,924	394,383
	549,911	544,105
Accumulated Depreciation
Buildings and improvements	22,359	19,468
Machinery, equipment and vehicles	150,440	141,919
	172,799	161,387
Net Book Value
Land	5,157	5,529
Buildings and improvements	137,471	124,725
Machinery, equipment and vehicles	234,484	252,464
	$377,112	$382,718

Note 5. Other

	June 29,	December 29,
	2003	2002

Deferred pre-production costs	$11,732	$13,436
Director and employee share
purchase plan loans	0	1,448
Bond issue costs	640	771
Licence	49	53
	$12,421	$15,708

Note 6. Capital Stock

Authorized
Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

	June 29,	December 29,
	2003	2002
Issued and outstanding
5,715,190 Class A Common shares	$97,419	$97,169
(2002 - 5,707,111)

7,376,607 Class B Common shares	12,427	12,427
(2002 - 7,376,607)
	$109,846	$109,596

Note 7. Other (income) and expenses

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002

Foreign exchange translation loss	$ 1,410	$1,107	$1,236	$1,033
Gain on disposal of equipment and other	(84)	(139)	(93)	(125)
	$ 1,326	$ 968	$1,143	$908

Note 8. Earnings per common share

Basic net earnings per share for the three months ended June 29, 2003 are based on the weighted average common shares outstanding (2003 - 13,035,445 shares; 2002 - 13,075,004 shares). Diluted net earnings per share for the three months ended June 29, 2003 are based on the diluted weighted average common shares outstanding (2003 - 13,158,225 shares; 2002 - 13,075,004 shares).

Note 9. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash working capital

	Three months ended		Six months ended
	June 29,	June 30,	June 29,	June 30,
	2003	2002	2003	2002

Receivables	$ 3,960	$ (6,042)	$ (6,946)	$ (14,308)
Inventories	(722)	(1,550)	(3,983)	(2,019)
Prepaids	(638)	115	(105)	152
Payables and accruals	(20,262)	6,188	(30,783)	10,073
Income taxes receivable	2,087	(3,970)	3,094	(4,945)
	$ (15,575)	$ (5,259)	$ (38,723)	$ (11,047)

Note 10. Segment Information

The Company currently operates within two reportable segments, both in the automotive industry. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only.

There were no intersegment sales during the three months ended June 29, 2003. All Corporate costs have been allocated to the powertrain segment.

	Three months ended June 29, 2003
	Powertrain		Chassis
	North		North
	America	Europe	America	Total

Sales to external customers	$99,609	$5,070	$12,172	$116,851
Net earnings (loss)	16,413	(2,257)	(3,557)	10,599
Interest revenue	41	0	0	41
Interest expense	187	0	246	433
Depreciation and amortization	8,115	1,160	1,323	10,598
Income taxes	7,064	23	(1,834)	5,253
Purchase of property, equipment and other
assets	$8,087	$828	$1,873	$10,788

	Three months ended June 30, 2002
	Powertrain		Chassis
	North		North
	America	Europe	America	Total

Sales to external customers	$112,140	$0	$0	$112,140
Net earnings (loss)	12,624	(481)	0	12,143
Interest revenue	463	0	0	463
Interest expense	67	0	0	67
Depreciation and amortization	6,411	376	0	6,787
Income taxes	4,012	9	0	4,021
Purchase of property, equipment and other
assets	$26,699	$1,279	$ 0	$27,978

	Six months ended June 29, 2003
	Powertrain		Chassis
	North		North
	America	Europe	America	Total

Sales to external customers	$208,572	$10,060	$23,378	$242,010
Net earnings (loss)	33,600	(4,584)	(7,722)	21,294
Interest revenue	102	0	0	102
Interest expense	278	0	470	748
Depreciation and amortization	15,330	2,348	2,390	20,608
Income taxes	15,143	33	(3,979)	11,197
Purchase of property, equipment and other
assets	$20,757	$2,337	$1,873	$24,967

	Six months ended June 30, 2002
	Powertrain		Chassis
	North		North
	America	Europe	America	Total

Sales to external customers	$217,040	$0	$0	$217,040
Net earnings (loss)	31,580	(944)	0	30,636
Interest revenue	1,233	0	0	1,233
Interest expense	124	0	0	124
Depreciation and amortization	12,755	736	0	13,491
Income taxes	13,458	23	0	13,481
Purchase of property, equipment and other
assets	$36,235	$2,330	$ 0	$38,565

	June 29, 2003
	Powertrain		Chassis
	North		North
	America	Europe	America	Total
Total Assets	$381,620	$63,631	$118,822	$564,073
Property and equipment	270,007	45,582	61,523	377,112
Deferred pre-production costs	2,507	9,225	0	11,732
Goodwill	$0	$0	$41,485	$41,485

	December 29, 2002
	Powertrain		Chassis
	North		North
	America	Europe	America	Total
Total Assets	$395,611	$65,321	$125,985	$586,917
Property and equipment	265,953	44,577	72,188	382,718
Deferred pre-production costs	3,185	10,251	0	13,436
Goodwill	$0	$0	$41,485	$41,485

CORPORATE INFORMATION

Corporate Office

150 Savannah Oaks Drive Brantford, Ontario N3T 5L8

Phone: 519-750-0000 Fax: 519-720-1629

Stock Listings	Auditors

Class A Common Voting Shares	Deloitte & Touche, LLP
The Toronto Stock Exchange - WCST	Toronto, Ontario, Canada
NASDAQ National Market - WCS.A

Dividends

The Company's current intention is to pay quarterly dividends of $0.12 per share on outstanding common shares. The declaration and payment of dividends will be at the sole discretion of the Board of Directors.

Shareholder Inquiries

Shareholders with inquiries regarding share transfer requirements, lost certificates, changes of address or the elimination of duplicate mailings should contact the Company's transfer agent, Computershare Trust Company of Canada, Montreal, Quebec (514) 982-7270.

Toll free 1-800-564-6253 e-mail: caregistryinfo@computershare.com www.computershare.com

Investor Relations Inquiries

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Wescast's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Nancy McInnes

Telephone: 519-357-3450 (ext. 3078) Facsimile: 519-357-4004 e-mail: nancy.mcinnes@wescast.com

Investors seeking other information about the Company may contact Andrea Kelman at (519) 750-0000, ext. 1292 or andrea.kelman@wescast.com.

Internet Site

Wescast provides up-to-date financial information to investors on the Investor Insight section of www.wescast.com. Investors have access to news releases, financial reports, stock charts, audio webcasts and Wescast executive profiles.